

May 27, 2020

Dave Girouard
Chief Executive Officer
Upstart Holdings, Inc.
2950 S. Delaware Street, Suite 300
San Mateo, CA 94403

> **Re: Upstart Holdings, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 13, 2020**
> **CIK No. 0001647639**

Dear Mr. Girouard:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2020 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. We note your response to comment 3. Please disclose here a summary of the material terms of your agreements with your bank partners, including that the agreements are non-exclusive, have initial terms ranging from one to three years, are subject to certain early termination provisions and do not include any minimum origination obligation or origination limits, and disclose here that the expiration date of your agreement with Cross River Bank, which began on January 1, 2019, has an initial four year term with a renewal provision for an additional two years following the initial four year term. In addition,

please briefly describe the "relationships" you have with your 70 institutional investors, including clarification as to whether you currently have agreements with 70 institutional investors regarding the purchase of whole loans originated via your platform, pass-through certificates, or asset-backed securities that include interests in Upstart-powered loans.

2. We note your response to comment 7 that your disclosure regarding your realized loss rates for pools of securitized loans as compared to those predicted by Kroll is intended to demonstrate the predictiveness of your proprietary AI model. Please disclose the loss rates predicted by your AI model for pools of securitized loans as compared to those predicted by Kroll, and compare these predicted loss rates to the realized loss rates. In addition, we note your revised disclosure that you "regularly monitor the accuracy of [y]our AI models in comparison with simple credit score-based models and have observed higher model accuracy across a variety of statistical measures relating to each model's predictive accuracy." Please disclose quantitative information regarding the results of such comparisons.

3. We note your response to comment 8. Please provide a brief summary of the roles of your warehouse trust special purpose entities and your warehouse credit facilities, including outstanding balance information. Alternatively, please tell us why you believe your warehouse trust special purpose entities and warehouse credit facilities are immaterial to your business. In this regard, we note your disclosure on pages 46 and 100 that through your warehouse trust special purpose entities you have entered into warehouse credit facilities and that, as of December 31, 2019, your warehouse credit facilities had an aggregate credit limit of $252.0 million, which can be used to fund purchases of personal whole loans originated by your bank partners or your platform, and that, as of December 31, 2019, you had borrowed an aggregate of $79.1 million under the warehouse facilities with $126.3 million of the fair value of the loans purchased pledged as collateral.

Our Ecosystem
Value Proposition to Bank Partners, page 7

4. We note your response to comment 9 that you added to disclosure in your Industry, Market and Other Data section on page 75 to explain the Net Promoter Scores on page 7. Please revise your disclosure on page 7 to disclose whether the 80 rate is the average of all your bank partners, and clarify, if true, that the scores of the published benchmarks of other banks may not be comparable to the Net Promoter Scores you disclose because the other banks did not use the same rating system that your bank partners used. In addition, please describe on page 7 how you determined "the hypothetical loss rates and approval rates of your funded borrower base to determine that your model could enable banks to lower loss rates by almost 75%."

In connection with our loan funding programs, we make representations and warranties concerning the loans sold, page 36

5.   We note your response to comment 12, as well as your revised disclosure that "only a small number of Upstart-powered loans have been historically repurchased." Please further revise the disclosure to quantify the historical repurchase rate (e.g., less than X%).

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 86

6.   We note your response to comment 14 and that you do not believe disclosure of average borrower acquisition cost per loan is necessary because such information can be derived from the annual disclosures. Due to the significance of this metric, please revise to disclose your average borrower acquisition cost per loan for each period presented along with a discussion and analysis of the key drivers of any significant period-to-period trends.

7.   We note your response to comment 16 and your revised disclosure on page 88, including the contribution margin on average for the fourth quarter of 2019. Please revise to disclose the contribution margin on average per loan for all periods presented along with a discussion and analysis of the key drivers of any significant period-to-period trends.

Our Economic Model, page 87

8.   We note your response to comment 18 that the Company does not charge borrowers any transaction fees for its loan matching services on its platform and your revised disclosure on page 88. Please further enhance your disclosure to clarify, if true, that the Company only charges these fees to bank partners and does not charge borrowers any similar fees for the loan matching services on your platform.

Interest Income and Fair Value Adjustments, Net, page 94

9.   Please present interest income, interest expense and net fair value adjustments separately in this MD&A section. Please provide a discussion and analysis of each item separately and specifically explain the underlying reasons for fair value declines.

Consumer Marketing, page 125

10.   We note your response to comment 23. Please revise your disclosure on page 125 to clarify that other than through Credit Karma, the Company does not consider any other consumer marketing channel to be significant vis-à-vis the other channels.

Institutional Investors, page 127

11.   We note your response to comment 25 and that 72% of loans funded through your platform were purchased by institutional investors through your loan funding programs.

Please revise to discuss the significant types of funding programs used, explain the key differences between each and explain the advantages of each type.

12.   Please quantify, preferably in a tabular format, the amount of loans funded by each type of program for each period presented and discuss the key drivers of any significant trends.

General, page F-1

13.   Please update your financial statements in your next amendment, and related disclosures throughout the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 15. Related Party Transactions, page F-57

14.   We note your disclosure on pages 162 and 163 describing your related party transactions with Stone Ridge, Third Point and their affiliated entities. Please revise your footnote disclosure to provide an enhanced description of each of these relationships, including the nature and terms of these related party transactions and the related dollar amounts for each period presented. Please ensure that a reader can bridge the gap between the footnote disclosure, the related party disclosures on the face of the financial statements and the aforementioned disclosures on pages 162 and 163. Refer to ASC 850-10-50 for guidance.

15.   Please revise your financial statements to separately disclose all material related party amounts on the face your balance sheet, income statement and statement of cash flows for all periods presented. Refer to Item 4-08(k) of Regulation S-X and ASC 235-10-S99-1(k). In preparing these disclosures, please ensure that the amounts disclosed can be reconciled to the enhanced footnote disclosures in Note 15.

You may contact Ben Phippen at 202-551-3697 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance